# EXHIBIT B

## CONTROL PERSON IDENTIFICATION

Stephens Inc. is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Stephens Inc. is also a broker dealer registered under Section 15 of the Act. SI Holdings Inc., Stephens Financial Services LLC, Warren A. Stephens, Warren Miles Amerine Stephens 2012 Trust UID 12/27/2012, John Calhoun Stephens 2012 Trust UID 12/27/2012, Laura Whitaker Stephens 2012 Trust UID 12/27/2012, WMAS-2012 LLC, JCS-2012 LLC, LWS-2012 LLC, Warren Miles Amerine Stephens, John Calhoun Stephens, and Laura Stephens Brookshire are parent holding companies or control persons of Stephens Inc. in accordance with Rule 13d-1(b)(1)(ii)(G).